EXHIBIT A

COVER LETTER TO OFFER TO PURCHASE AND LETTER OF TRANSMITTAL

IF YOU DO NOT WANT TO SELL YOUR SHARES AT THIS TIME, PLEASE DISREGARD THIS
NOTICE.  THIS IS SOLELY NOTIFICATION OF THE FUND’S TENDER OFFER.

January 14, 2011

Dear Hatteras Ramius Advantage Institutional Fund Shareholder:

We are writing to inform you of important dates relating to a tender offer by Hatteras Ramius Advantage Institutional Fund (the “Fund”).  The Board of Trustees (the “Board”) of the Fund has determined to discontinue investment operations and repurchase all outstanding shares (“Shares”) of the Fund from shareholders (“Shareholders”) (other than Hatteras Capital Investment Management, LLC, the investment manager of the Fund).  This decision was made after careful consideration of the Fund’s asset size and current expenses.  The Fund has discontinued accepting orders for the purchase of Shares and has approved this and another tender offer in conjunction with the discontinuance of investment operations. The Board determined that the tender offers are an appropriate method for the Fund to make cash available to Shareholders.  Therefore, it is important that you tender your Shares.

The tender offer period will begin on January 14, 2011 and will end at 12:00 midnight, Eastern Standard Time, on May 9, 2011, at which point the tender offer will expire. The purpose of the tender offer is to provide liquidity to Shareholders of the Fund that hold Shares.  Shares may be presented to the Fund for purchase only by tendering them during one of the Fund’s announced tender offers.

Should you wish to tender your Shares or a portion of your Shares for purchase by the Fund during this tender offer period, please complete and return the enclosed Letter of Transmittal so that it is received by UMB Fund Services, Inc. (“UMBFS”) no later than May 9, 2011.  If you do not wish to have all or any portion of your Shares repurchased, simply disregard this notice.

If you would like to tender your Shares, you should complete, sign and either (i) mail (via certified mail, return receipt requested) or otherwise deliver the Letter of Transmittal to Hatteras Ramius Advantage Institutional Fund, c/o UMB Fund Services, Inc. at P.O. Box 1623, Milwaukee, Wisconsin 53201-1623, Attention: Tender Offer Administrator; or (ii) fax it to UMBFS at (816) 860-3138, Attention: Tender Offer Administrator (if by fax, please deliver an original, executed copy promptly thereafter), so that it is received before 12:00 midnight, Eastern Standard Time, on May 9, 2011.

If you have any questions, please refer to the enclosed Offer to Purchase document, which contains additional important information about the tender offer, or call the Tender Offer Administrator at UMBFS at (800) 504-9070.

Sincerely,

Hatteras Ramius Advantage Institutional Fund